FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6

EXHIBIT LIST

99.1     Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2017

99.2     Management Discussion and Analysis for the Three and Six Months Ended June 30, 2017

99.3     Certification of Interim Filings - CEO

99.4     Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)
Date: August 3, 2017
/s/ Catalin Kilofliski
Catalin Kilofliski
Chief Executive Officer